TG VENTURE ACQUISITION CORP.

1390 Market Street, Suite 200

San Francisco, California 94102

November 2, 2021

Via Edgar

Mr. Shih-Kuei Chen

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	TG Venture Acquisition Corp.
Amended Registration Statement on Form S-1
Filed October 15, 2021
File No. 333-258773

Dear Mr. Shih-Kuei Chen:

This letter is in response to the letter dated November 2, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to TG Venture Acquisition Corp. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A Registration Statement on Form S-1 (the “Registration Statement”) is being filed to accompany this letter.

Amended Registration Statement on Form S-1 filed October 15, 2021

Risk Factors, page 41

1. We note your risk factor on page 72 that currently your warrants are expected to be accounted for as equity in your balance sheet, but you cannot guarantee that your warrants would not be classified as liabilities. We further note your disclosure that if auditors of a potential target disagree or the SEC issues a statement in the future, it could result in different accounting treatment and you may need to restate your financial statements. These statements appear to qualify the accounting treatment of the warrants. Please tell us how this disclosure is appropriate in light of the audit report that states the financial statements are the responsibility of management and in which your auditor opines that the financial statements present fairly, in all material respects, your financial position and the results of your operations and cash flows in conformity with accounting principles generally accepted in the United States of America. Finally, please tell us why the accounting for the warrants determines the terms and conditions of the warrants.

Response: we respectfully acknowledge the Staff’s comment and have removed such risk factor on page 72 of the Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2232.

[signature page follows]

Very truly yours,

By:	/s/ Pui Lan Patrick Tsang
Pui Lan Patrick Tsang Chief Executive Officer

Arila Zhou, Esq.

Hunter Taubman Fischer & Li LLC

[signature page to the SEC response letter – TG Venture Acquisition Corp.]